UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on dividend payment and Annual General Meeting

Rio de Janeiro, March 26, 2020 – Petróleo Brasileiro S.A – Petrobras informs that its Board of Directors, in a meeting held yesterday, approved the change in the date of payment of the remaining remuneration to the shareholders in the form of dividends for the year 2019, which was subject to the resolution of the Annual General Meeting, from 05/20/2020 to 12/15/2020.

The Board of Directors also approved the change of the date of the Annual General Meeting from 04/22/2020 to 04/27/2020.

The postponement of the dividends payment is one of the measures adopted by the company to preserve its cash flow, due to the COVID-19 (coronavirus) pandemic and the oil price shock.

As disclosed on February 20, 2020, the total amount to be paid is R$ 1.7 billion for common shares (R$ 0.233649 per share) and R$ 2.5 million for preferred shares (R$ 0.000449 per share), based on the 2019 annual result.

Shareholders will be entitled to this dividend as follows:

1. The record date for owners of Petrobras shares traded on the B3 will be the day of the Annual General Meeting, that is, 04/27/2020, and for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange - NYSE will be 04/29/2020.

2. Petrobras shares will be traded ex-dividends on B3 and NYSE as of 04/28/2020. All values will be updated by the Selic rate variation from 12/31/2019 until the payment date.

Petrobras Shareholder Compensation Policy can be accessed on the company's website (http://www.investidorpetrobras.com.br/en).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer